HCM II Acquisition Corp.

100 First Stamford Place, Suite 330

Stamford, CT 06902

Terrestrial Energy Inc.

2730 W. Tyvola Road, Suite 100

Charlotte, NC 28217

VIA EDGAR

August 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles Hugh West Sarah Sidwell Jennifer Angelini

Re:	HCM II Acquisition Corp.
Draft Registration Statement on Form S-4/A
Submitted on July 17, 2025
CIK No. 0002019804

Ladies and Gentlemen:

Terrestrial Energy Inc. (the “Company”) and HCM II Acquisition Corp. (“HCM II” and collectively with the Company, “we,” “our” or “us”) hereby transmit our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 30, 2025, regarding the amended Draft Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on July 17, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with our response. In response to the Staff’s comments, we are filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter.

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Compensation Received by the Sponsor..., page 16

1.	We note your response to prior comment 12. Please further revise the compensation table to additionally quantify the New Terrestrial shares issuable to Mr. Matthews (i) pursuant to any contingent value right contained in the $4,000,000 Terrestrial Convertible Notes and (ii) upon exercise of the 40,000 Terrestrial Warrants. Refer to Item 1604(b)(4) of Regulation S-K. Revise as appropriate disclosure indicating the Terrestrial Warrants will convert to New Terrestrial Common Stock, given disclosure elsewhere indicating they will remain outstanding and become exercisable at closing. Confirm whether the paragraph regarding $15,000 per month should appear in relation to the Sponsor, rather than Mr. Matthews, and quantify the amount due as of the most recent practicable date, both here and in the related person transactions section.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 16-17 to address the Staff’s comment.

The Business Combination Proposal

Background of the Business Combination, page 137

2.	We note your response to our prior comment 24 and reissue. Please revise to describe negotiations relating to material terms of the transaction, including but not limited to structure, consideration, equity financing, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 138-140 to address the Staff’s comment.

The HCM II Board's Reasons for the Approval of the Business Combination, page 141

3.	Your revisions in response to prior comment 27 do not appear to specifically address the aspects of the unit economic criteria noted; accordingly, we reissue it. Please include disclosure that indicates how the HCM II Board considered this criteria. Clearly disclose if some aspects of this criteria were not met and discuss how the Board considered these in determining the criteria was met. In this regard, we note disclosure on page 2 that “the HCM II Board concluded that the Business Combination met the evaluation criteria for an initial business combination disclosed in the prospectus for the IPO.”

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 2, 141 and 142 to address the Staff’s comment.

Summary of HCM II Financial Analysis, page 148

4.	We note your responses to prior comments 28 and 29. Please further revise to clearly disclose who prepared the Materials and when they were prepared. In this regard, we note references to preparation by HCM II’s management, presentation by Mr. Matthews to the Board, and estimates and projections from the management of Terrestrial Energy or third sources (Cf. pages 139, 148, 149). Additionally confirm whether any financial projections with respect to Terrestrial Energy (other than the Illustrative Unit Economics) were provided to the HCM II Board or other parties, such as potential PIPE investors (noting that disclosure on page 149 refers to “by”); if so, revise to include such projections. Clarify disclosure on page 137 that, "PIPE Investors continued to only receive cleansed information" (for instance, does this refer to nonpublic information subsequently publicly disclosed via Form 8-K, as also referenced on page 137?).

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 138-141 and 150-151 to address the Staff’s comment.

Unaudited Prospective Unit Economics Information, page 153

5.	We note your revisions in response to prior comment 31. Please further revise to disclose (i) the date that the Unit Economics were prepared and, as applicable, updated and (ii) whether or not Terrestrial Energy has affirmed to HCM II that the Unit Economics (and any other projections) reflect the view of its management or board as of the most recent practicable date. Refer to Item 1609 of Regulation S-K. Additionally disclose the estimates and key assumptions referenced on page 155 (i.e., "certain estimates and other key assumptions that Terrestrial Energy's management relied upon in preparing Terrestrial Energy's business model," including "estimates with respect to certain expenses and working capital and an illustrative schedule depicting a range of deployment targets of IMSR Plants"), or tell us why you believe this is not required.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 155 and 158 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 206

6.	We note your response to prior comment 38. Please clarify whether the number of ExchangeCo shares held by ExchangeCo shareholders are included in the number of shares held by Terrestrial Energy Shareholders in the ownership level table on page 209.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 212 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 211

7.	We note that Terrestrial Energy issued Series A-1 preferred shares in July 2025. Please revise the pro forma balance sheet to present the number of shares authorized, issued and outstanding.

Response: We acknowledge the Staff’s comment and have revised the pro forma balance sheet to present the number of shares authorized, issued and outstanding to reflect the issuance of the preferred shares.

Information about Terrestrial Energy, page 249

8.	We note that Terrestrial Energy's press release of June 24, 2025, announcing the Ameresco collaboration references the "use of a natural gas-fired energy bridge in IMSR plant operation" and "hybridization with other systems including natural gas." Please revise your business section to discuss this hybrid energy approach and include risk factor disclosure as appropriate.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 262 to address the Staff’s comment. Further, we have added an additional risk factor on page 88 as suggested by the Staff.

Intellectual Property, page 268

9.	We note your revisions in response to prior comment 52. Please revise disclosure that you “currently have approximately 90 patents granted or pending,” to separately quantify the number of granted patents and pending patents. Include the information required by Item 101(h)(4)(vii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 271 to provide additional detail concerning our patents, including that approximately 84 patents are granted, five are pending, and eight are Patent Cooperation Treaty applications.

Beneficial Ownership of Securities, page 296

10.	We note your response to prior comment 55. Disclosure on page 296 states, "The expected beneficial ownership of New Terrestrial Common Shares post-Business Combination is calculated as if Closing occurred on July 17, 2025." Accordingly, please revise to include securities that each person has the right to acquire within 60 days of the assumed closing date, including shares underlying New Terrestrial Warrants and Terrestrial Warrants. Note 3 on page 297 continues to refer to any pecuniary interest that Mr. Matthews "may have;" please revise to disclose that he has an economic interest in 2,950,000, or approximately 51.3%, of the Founder Shares held by the Sponsor, and similarly quantify his economic interest in the shares underlying New Terrestrial Warrants to be issued upon conversion of private placement warrants.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 299 and 300 to address the Staff’s comment.

Exchangeable Shares, page F-59

11.	We note your response to prior comment 60. For each type (e.g., preferred stock, common stock) and class of issued and outstanding shares of Terrestrial Energy Canada (Exchange) Inc. (“ExchangeCo”), provide the level of economic interest and voting rights held by Terrestrial Energy (“parent”). If any of these shares are held by someone other than the parent, provide the percentage of economic interests held by them and clearly state whether they meet the definition of a noncontrolling interest in ASC810-10-45-15 and provide your basis. If the definition is met, revise to report these holdings as noncontrolling interests. Refer to ASC 810-10-45-16.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that as of the most recent practicable date, ExchangeCo has two classes of exchangeable shares outstanding: 530,924 Common Exchangeable Shares and 6,200 Preferred Exchangeable Shares, all held by third parties. Terrestrial Energy Inc. holds 100% of the residual common equity of ExchangeCo (non-exchangeable common stock) by way of Terrestrial Energy Inc.’s 100% ownership interest of Terrestrial Energy Canada (Call) Inc., who owns 100% of the issued and outstanding common stock of ExchangeCo. See below table outlining the economic interests and voting rights as of the most practicable date:

Share Class	Shares Outstanding	Held by Terrestrial Energy Inc.	Held by Third Parties	Economic Interest Held by Terrestrial Energy Inc.	Voting Rights Held by Terrestrial Energy Inc.
Common Exchangeable Shares	530,924	—	530,924	100% (via exchange mechanism)	0% (votes through Special Voting Share)
Preferred Exchangeable Shares	6,200	—	6,200	100% (via exchange mechanism)	0% (votes through Special Voting Share)
Non-Exchangeable Common Share (Residual)	100	100 (through 100% ownership of Terrestrial Energy Canada (Call) Inc.)	—	100%	100%

We respectfully advise the Staff that while the exchangeable shares are legally issued by ExchangeCo and held by third parties, they do not represent a substantive equity interest in ExchangeCo but rather represent in substance preferred and common stock of Terrestrial Energy Inc. and therefore, do not meet the definition of a noncontrolling interest under ASC 810-10-45-15 and rather the definition of equity securities and participating securities in accordance with the ASC Master Glossary and ASC 260.

We further respectfully advise the Staff that the Company considers ExchangeCo to be an indirect wholly-owned subsidiary of Terrestrial Energy Inc. due to the Exchangeable Shareholders having rights only to the Terrestrial Energy Inc.’s common and preferred stock and not having any voting, control or economic rights to ExchangeCo through the Exchangeable Shares.

General

12.	We note your response to prior comment 61. Please include a summary description of the call options in an appropriate location within the proxy statement/prospectus, with a cross-reference to more detailed discussion within notes to financial statements as appropriate.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 293 to address the Staff’s comment.

13.	Your response to prior comment 63 indicates you are omitting the disclosure letter pursuant to Item 601(b)(2) of Regulation S-K. Please file the company and purchaser disclosure letters in accordance with the requirements of Item 601(b)(2)(ii), which allows a registrant to redact specific provisions or terms of exhibits required to be filed pursuant to Item 601(b)(2) if the registrant customarily and actually treats that information as private or confidential and if the omitted information is not material. Mark the exhibit index to indicate that portions of the exhibits have been omitted, include the requisite statement on the first page of the redacted exhibits, and include brackets indicating where the information is omitted within each exhibit.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure letter to the Business Combination has been omitted pursuant to Item 601(a)(5) of Regulation S-K rather than Item 601(b)(2), and the Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request

14.	We note your response to prior comment 68, and reissue it in part. You disclose that properly tendered Public Shares will be redeemed at least one day prior to the domestication, but also that Public Shares will not be redeemed if the business combination is abandoned and will be returned to the holder; please reconcile and add risk factor disclosure as applicable. Clarify the process for requesting HCM II’s consent to withdraw tendered shares following the redemption request deadline, referenced on pages xxiii and 106.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page as well as pages xxiii, 108, 231 and 232 to address the Staff’s comment.

15.	We note your revised disclosure regarding the Bridge Round Offering. Please disclose the lock-up period of the Terrestrial Energy Convertible Notes, following which the 20 trading day period for the contingent value right begins. Additionally quantify the shares that may be issuable pursuant to the contingent value right outside the ownership table. Refer to Item 1604(c) of Regulation S-K. File the Terrestrial Warrant and related documents, such as the Warrant Assignment and Assumption Agreement, as exhibits to the registration statement.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 23 to address the Staff’s comment. Additionally, we acknowledge the Staff’s comment concerning the Warrant Assignment and Assumption Agreement and agree to file the agreement by amendment to the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 or Eliot W. Robinson, Esq. at (404) 572-6785.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer, HCM II Acquisition Corp.

cc:

Sincerely,

By:	/s/ Simon Irish
Name:	Simon Irish
Title:	Chief Executive Officer, Terrestrial Energy Inc.

cc: